EXHIBIT 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED
MARCH 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 4, 2011
Unless otherwise indicated, the financial information presented and discussed in this Management’s Discussion and Analysis (“MD&A”) is prepared in accordance with International Financial Reporting Standards (“IFRS”), and all comparisons of results for the first quarter of 2011 (three months ended March 31, 2011) are against results for the first quarter of 2010 (three months ended March 31, 2010). All dollar amounts refer to United States (“U.S.”) dollars except otherwise stated.
The following interim MD&A updates our annual MD&A included in our 2010 Annual Report to Shareholders, to which our readers are referred and is as of May 4, 2011. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors, this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release. The major assumptions made in preparing our first half guidance on continuing operations are outlined below and include, but are not limited to:
•	Wholesale fertilizer prices approximating current market prices through the second quarter of 2011 with the exception of those volumes already committed under pricing programs;

•	Wholesale fertilizer sales volumes consistent with the same levels in the second quarter of 2010;

•	Retail North America fertilizer and chemical gross margin percentages consistent with margin percentages realized in the second quarter of 2010;

•	Retail North American fertilizer sales volumes consistent with sales volumes in the second quarter of 2010;

•	Exchange rates for the U.S. dollar relative to the Canadian and Australian dollar to stay consistent with the current trading levels;

•	Average NYMEX gas pricing for the second quarter approximating $4.40 per MMBtu; and,

•	The exclusion from the guidance range of the effects in the second quarter of:
•	share-based payment expense or recovery resulting from movement in Agrium’s share price for which a $1 change in stock price equates to approximately a $0.01 change in earnings per share;

•	mark-to-market gains or losses on hedge positions settling in future periods; and,

•	the results of discontinued operations.
2011 First Quarter Operating Results
CONSOLIDATED NET EARNINGS
Agrium’s 2011 first quarter consolidated net earnings (“net earnings”) were $171-million, or $1.09 diluted earnings per share, compared to a consolidated net loss (“net loss”) of $1-million, or $0.01 diluted loss per share, for the same quarter of 2010.

Financial Overview

			Three months ended
		March 31,
(Millions of U.S. dollars, except per share amounts and effective tax rate)	2011	2010	$ Change	% Change

Sales	2,954	1,848	1,106	60%
Gross profit	725	362	363	100%
Expenses	466	333	133	40%
Earnings from continuing operations before finance costs and income taxes (“EBIT”)	259	29	230	793%
Consolidated net earnings (loss) from continuing operations(1)	160	(1)	161	N/A
Consolidated net earnings (loss)	171	(1)	172	N/A
Diluted earnings (loss) per share from continuing operations	1.02	(0.01)	1.03	N/A
Diluted earnings (loss) per share	1.09	(0.01)	1.10	N/A
Effective tax rate	27%	—	N/A	N/A

(1)	See “Discontinued Operations” below for a discussion of our discontinued operations.
Our consolidated gross profit increased by $363-million primarily due to higher gross profit from all three of our strategic business units, with highlights as follows:
•	A $191-million increase in Wholesale’s gross profit, as higher crop pricing drove up demand and selling prices for all major products.

•	A $99-million increase in gross profit from the addition of the Landmark retail operations, where over half of the contribution came from merchandise and application and other services.

•	Excluding Landmark, Retail’s gross profit increased by $79-million due to higher fertilizer pricing and higher sales volume for crop nutrients and seed.
The $133-million increase in expenses was primarily driven by higher Retail selling and general and administrative expenses due to the addition of the Landmark business in the fourth quarter of 2010. Included in these costs were $8-million of severance expense related to the AWB acquisition. Our consolidated EBIT increased by $230-million for this quarter.
Below is a summary of our other expenses for the first quarter of 2011 and 2010:

	Three months ended March 31,
(Millions of U.S. dollars)	2011	2010

Realized loss on derivative financial instruments	48	7
Unrealized (gain) loss on derivative financial instruments	(30)	61
Foreign exchange (gain) loss	(25)	1
Potash profit and capital tax	11	3
Gain on disposal of marketable securities	—	(52)
Environmental remediation and asset retirement obligations	1	—
Interest income	(14)	(8)
Bad debt expense	5	6
Other	5	2

	1	20

The effective tax rate was 27 percent for the first quarter of 2011 which was comparable to the effective tax rate for the same period last year.
BUSINESS SEGMENT PERFORMANCE
Retail
Retail’s 2011 first quarter sales were $1.8-billion, an increase of $762-million from the first quarter of 2010. The 72 percent increase in sales was largely due to the combination of the inclusion of the Australian Landmark retail operations, as well as higher crop input volumes and prices. Excluding acquisitions made since January 1, 2010, sales for Agrium’s retail legacy operations were up 22 percent over the same period last year. Gross profit in the current quarter was $340-million, more than double the $162-million for the same period last year. Retail EBIT was a loss of $15-million in the first quarter of 2011, a significant improvement over the loss of $68-million in the first quarter of 2010. Landmark retail operations contributed a positive EBIT of $3-million and $13-million in EBITDA in the first quarter of 2011.
Crop nutrient sales were $707-million in the first quarter of 2011, compared to $371-million for the same quarter last year. The increase was due to significantly higher sales volumes and crop nutrient prices, as well as the addition of the Landmark business. Crop nutrient gross profit was $115-million this quarter compared to $63-million in the first quarter of 2010. Crop nutrient margins averaged 16 percent this quarter. Crop nutrient sales from the Landmark business accounted for 26 percent of total crop nutrient revenues this quarter and about 6 percent of gross profit. The North American nutrient margin was 21 percent in the current quarter.
Crop protection sales were $638-million in the first quarter of 2011, a 38 percent increase over the $462-million in sales for the same period last year. Gross profit this quarter was $102-million, compared with $69-million in 2010. The increase in revenue and gross profit was due to a combination of the addition of the Australian Landmark business and generally higher sales volumes across much of North America. Landmark accounted for approximately 20 percent of our crop protection total sales and gross profit this quarter.
Seed sales were $230-million in the first quarter of 2011, compared to $191-million in the same period last year. North American sales accounted for over 75 percent of the increase. Gross profit this quarter was $35-million compared to $15-million in the first quarter of 2010.
Merchandise sales totaled $144-million in the first quarter of 2011 compared to $21-million in the first quarter of 2010. Gross profit from merchandise sales was $17-million in the current quarter compared to $1-million in the same period last year. The increase in revenue and gross profit was due to the addition of the Landmark business.
Sales of application and other services were $103-million in the first quarter of 2011 compared to $15-million in the first quarter of 2010. Gross profit totaled $71-million this quarter, compared to $14-million in the first quarter of 2010. The significant increase in sales and gross profit over the previous year was due to the addition of the Landmark business and increased demand for nutrient application services in North America. Record crop prices have supported demand for application services across North American agriculture. This product segment includes a variety of service offerings at our Landmark retail operations including: livestock and wool marketing, insurance commissions and rural real estate services.
Retail selling expenses for the first quarter of 2011 were $335-million, compared to $222-million in the same quarter of 2010. The increase was due primarily to the inclusion of the Landmark retail business. Selling expenses as a percentage of sales in the first quarter of 2011 was 18 percent compared to 21 percent in the first quarter of 2010. On a same-store basis, selling expenses were 2 percent higher this quarter as compared to the same period last year. This increase in expenses was largely due to higher performance incentives and fuel prices.
Wholesale
Wholesale’s sales were $1.2-billion for the first quarter of 2011, a record for a first quarter, and 45 percent higher than the $848-million achieved in the first quarter of 2010. Gross profit was $409-million in the first quarter of 2011, almost double the $218-million reported in the same period in 2010. Wholesale also reported a record first quarter EBIT of $377-million in 2011, substantially higher than the $147-million earned in the first quarter of 2010. Strong agricultural fundamentals supported demand and prices for nutrient products.
Gross profit for nitrogen was $151-million this quarter, compared to $72-million in the same quarter last year. The increase in gross profit was due to a combination of higher realized sales prices and lower natural gas costs. Urea sales volumes were impacted slightly this quarter due to the wet and cool spring in much of North America, although UAN sales were up 29 percent from last year on strong demand. Cost of product sold was $244 per tonne this quarter, 6 percent lower than the $260 per tonne in the first quarter of 2010.
The U.S. benchmark (NYMEX) natural gas price for the first quarter of 2011 was $4.14/MMBtu, versus $5.38/MMBtu in the same quarter last year and $3.81/MMBtu in the fourth quarter of 2010. The AECO (Alberta) basis differential was a $0.32/MMBtu discount to NYMEX in the first quarter of 2011, which was a slightly larger discount than in the first quarter of 2010. For the first quarter of 2011, Agrium’s average natural gas cost in cost of product sold was $3.90/MMBtu ($4.11/MMBtu including the impact of realized losses on natural gas derivatives) compared to $5.00/MMBtu for the same period in 2010 ($5.21/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are reported below gross profit in other expenses and therefore not included in cost of product sold.
Gross profit for potash this quarter was $125-million, $19-million higher than the same period in 2010. The increase in gross profit was due to a significant rebound in international and domestic potash prices. International sales volumes reached 265,000 tonnes in the first quarter of 2011, a 43 percent increase from the same period last year, due to strong demand from Asia and Brazil. Domestic sales volumes were 212,000 tonnes in the first quarter of 2011, compared to 349,000 tonnes in the same period last year. The lower volumes this year were due to a late start to the spring season in the U.S. this year, compared to the strong demand in the first quarter of 2010. The total potash cost of product sold this quarter was $147 per tonne as compared to $159 per tonne in the first quarter of 2010. The decrease was due to lower freight costs per tonne, partly offset by the strengthening in the Canadian dollar against the U.S. dollar. The resulting gross margin was $262 per tonne this quarter versus $199 per tonne for the first quarter of 2010.
Phosphate gross profit was $95-million in the first quarter of 2011, over five times greater than the $18-million reported for the same quarter last year. The increase was due to substantially higher realized sales prices of $778 per tonne for the first quarter of 2011 compared to $506 per tonne for the same period in 2010. Phosphate sales volumes were 22 percent higher than the same quarter last year, as demand for phosphate products was strong due in part to customer concerns over the potential for tight supply availability in the second quarter of 2011. Phosphate cost of product sold was $468 per tonne, an 8 percent increase over the same period last year, due to a higher cost of sulphur and phosphate rock. The resulting gross margin per tonne was $310 per tonne versus $72 per tonne in the first quarter of 2010.

Gross profit for product purchased for resale was $16-million, $4-million higher than the first quarter of 2010. The increase was due to higher sales volumes this year as global demand for all three nutrients was strong. Gross margins in the first quarter of 2011 of $18 per tonne were consistent with the first quarter of 2010.
First quarter Wholesale expenses were $32-million, $39-million lower than the same period last year. The majority of the decrease was due to mark-to-market gains on natural gas and other derivatives of $14-million in the first quarter of 2011 compared to $61-million in losses for the same period in 2010. Realized losses on natural gas and other derivatives were $6-million compared to a loss of $7-million in 2010. Equity earnings from the MOPCO Egyptian nitrogen facility were $7-million lower this quarter than in the first quarter of 2010 primarily due to a one-time deferred tax adjustment of $6-million this quarter. The MOPCO facility has continued to run at normal operating rates in 2011 and the project to triple the production capacity is on schedule for completion in mid-2012. In addition, potash profit and capital taxes were $8-million higher this quarter than the same period last year due primarily to a large favourable adjustment reported in the first quarter of 2010 related to the 2009 final potash tax return.
Advanced Technologies
Advanced Technologies’ first quarter 2011 gross profit was $16-million compared to $15-million in the first quarter of 2010. This increase in gross profit was due to increased sales volumes of ESN and controlled-release products in the turf and ornamental segment, as well as increased sales activity in both the U.S. and Canadian retail markets. This increase in volumes was supported by new ESN production at our New Madrid facility which came on-line in March of 2010.
EBITDA this quarter was $1-million versus $3-million in the first quarter of 2010. Higher selling and general and administrative costs offset improved gross profit in the first quarter of 2011 compared to the same period last year. Selling, general and administrative costs for AAT were $5-million higher this quarter versus the same period in 2010 due primarily to the expansion of the Direct Solutions sales force which focuses on retail sales to end users. Other income decreased by $2-million in the first quarter of 2011 compared to the same period last year due to lower earnings from our equity ownership in Hanfeng Evergreen Inc.
Other
EBIT for our Other non-operating business unit for the first quarter of 2011 was a loss of $98-million compared to a loss of $49-million for the first quarter of 2010. The increase in loss was driven by:
•	A $52-million gain realized from the sale of 1.2 million shares of CF Industries Holdings, Inc. (“CF”) in the first quarter of 2010.

•	A net loss of $26-million primarily from foreign exchange derivatives entered into in anticipation of the sale of the Commodity Management business to Cargill, Incorporated (“Cargill”) as the U.S. dollar weakened during the first quarter of 2011. This was more than offset by a $29-million foreign exchange gain primarily from the remeasurement of intercompany loans.
DISCONTINUED OPERATIONS
We entered into an agreement on December 15, 2010 with Cargill to sell the majority of the Commodity Management business of AWB. Completion of the sale is expected in the first half of 2011. The purchase price to be paid by Cargill will be the net asset value of the sold businesses as at the completion date of the transaction, plus a premium. We have committed to a plan to sell certain other businesses that form part of the Commodity Management business that is not being acquired by Cargill. In addition to the sale of the Commodity Management business, the pool management operations of AWB Harvest Finance Limited (“AWBHF”) will be transferred to Cargill. We have agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity for litigation related to the Oil-For-Food Programme, as described in note 2 of our Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011.
Commodity Management operations included in the agreement with Cargill are reported as discontinued operations because their operations and cash flows will be eliminated from continuing operations as a result of the disposal transaction and we will not have any significant continuing involvement in the operations after the disposal transaction. Assets and liabilities related to discontinued operations are presented separately on the consolidated balance sheets.
Net earnings from discontinued operations for the first quarter of 2011 was $11-million versus nil in the same period of 2010.

FINANCIAL CONDITION
The following are changes to working capital on our Condensed Consolidated Balance Sheets in the three-month period ended March 31, 2011.

As at	March 31,	December 31,
(millions of U.S. dollars)	2011	2011	$ Change	% Change	Explanation of the change in balance

Current assets
Cash and cash equivalents	447	635	(188)	(30%)	See discussion under the Section “Liquidity and Capital Resources”.

Accounts receivable	2,105	1,793	312	17%	Increased sales in Q1 2011 and increased Retail rebates.

Inventories	3,656	2,502	1,154	46%	Seasonal Retail inventory build-up in preparation for the spring season, as well as increased product costs.

Prepaid expenses and deposits	415	848	(433)	(51%)	Drawdown of prepaid inventory as Retail takes delivery of product in anticipation of the spring season demand.

Marketable securities	—	3	(3)	(100%)	—

Assets of discontinued operations	1,632	1,320	312	24%	—

Current liabilities
Short-term debt	547	517	30	6%	Increased working capital needs for Agrium Europe due to increased inventory purchases and receivables in Q1 2011.

Accounts payable	3,863	2,666	1,197	45%	Retail inventory purchases made in anticipation of the spring season and customer prepayments received but not yet drawn down for the upcoming spring application.

Current portion of long-term debt	53	125	(72)	(58%)	Debentures of $125-million were repaid February 15, 2011 while South America Retail line of credit of $53-million is due in October 2011.

Current portion of other provisions	213	198	15	8%	—

Liabilities of discontinued operations	1,090	1,020	70	7%	—

Working capital	2,489	2,575	(86)	(3%)

LIQUIDITY AND CAPITAL RESOURCES
Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Condensed Consolidated Statements of Cash Flows:

	Three months ended March 31,
(Millions of U.S. dollars)	2011	2010	Change

Cash provided by (used in) operating activities	402	(111)	513
Cash (used in) provided by investing activities	(162)	60	(222)
Cash (used in) provided by financing activities	(108)	25	(133)

Effect of exchange rate changes on cash and cash equivalents	(10)	—	(10)

Increase (decrease) in cash and cash equivalents from continuing operations	122	(26)	148

The sources and uses of cash for the three months ended March 31, 2011 are summarized below:

Cash provided by operating activities — Drivers behind the $513-million increase in source of cash

Source of cash	•	$161-million resulting from increase in consolidated net earnings from continuing operations adjusted for changes in non-cash items, primarily associated with a $30-million unrealized gain on derivative financial instruments in Q1 2011 versus a $61-million unrealized loss in Q1 2010, and a $52-million gain on the sale of CF shares in Q1 2010.

	•	$389-million decrease in non-cash working capital. The decrease in non-cash working capital was primarily driven by higher accounts payable and lower prepaid expenses and deposits, partially offset by higher inventories and accounts receivable.

Cash used in investing activities — Drivers behind the $222-million increase in use of cash

Use of cash	•	Proceeds of $117-million received on the sale of our shares in CF in Q1 2010;

	•	$36-million investment purchased in Q1 2011 versus proceeds of $25-million received in Q1 2010 on the sale of other marketable securities; and

	•	$34-million increase in capital expenditures.
Cash used in financing activities — Drivers behind the $133-million increase in use of cash

Use of cash	•	Repayment of $125-million aggregate principal amount of debentures that were due February 15, 2011.

Our short-term debt as at March 31, 2011 is summarized as follows:

Short-term Debt	Total	Unutilized	Utilized

(millions of U.S. dollars)
North American facilities expiring 2012a)	775	735	40
North American accounts receivable securitizationb)	200	200	—
European facilities expiring in 2011 to 2012	201	29	172
South American facilities expiring 2011 to 2012	133	66	67
Australian facilities expiring 2011	130	44	86
Australian accounts receivable securitizationb)	258	76	182

	1,697	1,150	547

a)	Outstanding letters of credit issued under our revolving credit facilities at March 31, 2011 were $77-million, reducing credit available under the facilities to $658-million.

b)	For further information, see discussion under the section “Off Balance Sheet Arrangements” on page 55 of our 2010 Annual Report.
OUTSTANDING SHARE DATA
The number of outstanding shares as at April 30, 2011 was approximately 158 million. As at April 30, 2011, the number of stock options (issuable assuming full conversion, where each option granted can be exercised for one common share) outstanding were approximately 0.4 million.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2011				2010							2009

	Q1	Q4	Q3	Q2	Q1	Q4	a)	Q3	a)	Q2	a)	Q1	a)
Sales	2,954	2,398	2,066	4,431	1,848	1,442		1,844		4,090		1,753
Gross profit	725	725	498	1,063	362	383		397		890		273
Consolidated net earnings (loss) from continuing operations	160	152	61	518	(1)	30		26		370		(60)
Consolidated net earnings (loss)	171	135	61	518	(1)	30		26		370		(60)
Earnings (loss) per share from continuing operations
-basic	1.02	0.86	0.39	3.29	(0.01)	0.19		0.16		2.36		(0.38)
-diluted	1.02	0.86	0.39	3.28	(0.01)	0.19		0.16		2.35		(0.38)
Earnings (loss) per share
-basic	1.09	0.86	0.39	3.29	(0.01)	0.19		0.16		2.36		(0.38)
-diluted	1.09	0.86	0.39	3.28	(0.01)	0.19		0.16		2.35		(0.38)

a)	Presented in accordance with previous Canadian generally accepted accounting principles (“Canadian GAAP”).
The agricultural products business is seasonal in nature. Consequently, sales and gross profit comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia. Our recent acquisition of AWB, which has a majority of its earnings from the second and third quarters of the calendar year, may have some impact on comparability.

Effective January 1, 2011, Agrium adopted IFRS as issued by the International Accounting Standards Board. The selected quarterly information for 2011 and 2010 are presented based on IFRS, while those for 2009 are presented based on Canadian GAAP. As such, direct comparison may not be appropriate.
BUSINESS ACQUISITIONS
On December 3, 2010, we acquired 100 percent of AWB, an agribusiness operating in Australia, for $1.2-billion in cash and $37-million of acquisition costs. On December 15, 2010, we announced an agreement to sell the majority of the Commodity Management business of AWB. We will retain the Landmark retail operations, including over 200 company-owned retail locations and over 140 retail franchise and wholesale customer locations in Australia. The acquired business is included in the Retail operating segment.
NON-IFRS FINANCIAL MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA (earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization). We consider EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.
EBITDA is not a recognized measure under IFRS, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with IFRS.
The following table is a reconciliation of EBITDA to consolidated net earnings (loss) from continuing operations as calculated in accordance with IFRS:

				Three Months Ended March 31
	2011					2010

			Advanced					Advanced
(millions of U.S. dollars)	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	25	412	1	(93)	345	(41)	182	3	(47)	97
Depreciation and amortization	40	35	6	5	86	27	35	4	2	68

EBIT	(15)	377	(5)	(98)	259	(68)	147	(1)	(49)	29

Finance costs related to long-term debt					(27)					(23)
Other finance costs					(13)					(7)
Income taxes					(59)					—

Consolidated net earnings (loss) from continuing operations					160					(1)

ACCOUNTING STANDARDS AND CRITICAL ACCOUNTING ESTIMATES
Please refer to note 1 of our Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011 for our significant accounting policies and critical accounting estimates, which includes purchase price allocations in business combinations; collectability of receivables; rebates; net realizable value of inventory; estimated useful lives and impairment of long-lived assets; goodwill impairment testing; allocation of acquisition purchase prices; asset retirement obligations; environmental remediation; employee future benefits; share-based payments; income taxes; fair value of financial assets and liabilities; and, amounts and likelihood of contingencies.
BUSINESS RISKS
The information presented on risk management and key business risks on pages 70 — 79 in our 2010 Annual Report has not changed materially since December 31, 2010.
CONTROLS & PROCEDURES
There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
OUTLOOK, KEY RISKS AND UNCERTAINTIES
The fundamental agricultural outlook remains very positive; however, the first quarter saw volatility in commodity prices stemming primarily from political unrest in the Middle East/North Africa and the tsunami in Japan. Many global crop prices are trading at historically high levels. This is expected to lead to increased planted area and more intensive growing practices on a global scale, which is expected to support demand for crop nutrients, crop protection and seed markets throughout 2011. U.S. cash corn prices have set records in two of the past three months, driven by projections of tight carryout in 2010/11 and the need to attract a significant increase in planted area in 2011. The United States Department of Agriculture (USDA) stated in its Prospective Plantings Report that U.S. growers intended to plant 92 million acres of corn in 2011, the second highest total since the 1940s and an increase of 4 million acres from a year ago. In total, major crop area in the U.S. could increase by more than 8 million acres according to the Prospective Plantings report.
Strong agriculture fundamentals have also supported demand for crop protection products and prices for most products are largely stable to slightly higher. Chinese glyphosate prices are trending higher, driven in part by increasing raw material costs. Seed demand is expected to be strong, driven by significant increases in seeded area in general, and corn and cotton in particular. Prices for most chemicals and seed are largely set for the spring/summer season and are expected to trend higher later in 2011, particularly if crop prices remain at high levels.
Nitrogen markets have been mixed in the first quarter of 2011, with relatively strong ammonia and UAN prices and some weakening in urea prices. The pressure on urea prices in the first quarter was partly due to extremely strong shipments of urea in the second half of 2010, including large volumes of Chinese urea exports in November and December. In recent weeks, the international price of urea has firmed up and the overall nitrogen fundamentals remain positive. For the first time since 2002, The Fertilizer Institute (“TFI”) reported a decline in North American urea inventories in the month of March. The key risks to the nitrogen market include the potential for significant urea exports from China, once the export taxes are lowered for the period

July 1 through October 31, and the possibility for changes in natural gas prices in Europe, including the potential for Russia to lower the price of gas for Ukrainian producers.
Phosphate markets remain very strong. India is a key driver of the phosphate market given it is expected to account for 35 percent of the global DAP/MAP import market in 2011. As a result, the key risk for the phosphate market would include Indian import levels for the remainder of 2011 and the potential for Chinese exports when their export taxes are lowered from June 1 to September 30. Spot market prices for two key inputs, ammonia and sulphur, have increased in 2011 resulting in higher production costs for most phosphate producers which increases costs and may provide support to phosphate prices. Most industry analysts expect the Ma’aden Phosphate Project to begin production sometime in the second half of 2011, but most do not expect a significant export volume from the facility until 2012.
Global potash demand continues to improve. The International Fertilizer Industry Association (IFA) reported that 2010 potash deliveries totaled 55 million tonnes, significantly higher than expected earlier in the year. The TFI reported that North American potash inventories declined 9 percent in March 2011 to levels 25 percent below average. Most industry analysts expect further improvement in global potash consumption in 2011. A key uncertainty in the potash market is the timing and volume of a new supply agreement with India.
Forward-Looking Statements
Certain statements and other information included in this press release constitute “forward looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: Agrium’s ability to successfully integrate and realize the anticipated benefits of its acquisitions, including the acquisition of retained AWB businesses; Agrium’s ability to operate Landmark (AWB’s retail business) and improve average margins for this business; and Agrium’s success in integrating its business systems and supply chain management processes following the acquisition of AWB.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict. Additionally, there are risks associated with Agrium’s recent acquisition of AWB, including: timing and costs of the associated integration of the retained AWB businesses, the size and timing of expected synergies could be less favourable than anticipated; disruption from the acquisition making it more difficult to maintain relationships with customers, employees and suppliers; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme), as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.
Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.